UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, California 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 previously filed by Verenium Corporation, a Delaware corporation (“Verenium”), with the Securities and Exchange Commission on October 2, 2013 and October 4, 2013, respectively, relating to the offer by Pastinaca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of BASF Corporation, a Delaware corporation, to purchase all the outstanding shares of Verenium’s common stock, $0.001 par value per share, at a price of $4.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph under the heading “Tender and Support Agreements” on pages 11-12 and replacing it with the following paragraph:

“The Merger Agreement and the Tender and Support Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Verenium in Verenium’s public reports filed with the SEC. The Merger Agreement and the Tender and Support Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 2, 2013 are incorporated herein by reference, and are not intended to provide any other factual information about Verenium. The representations, warranties and covenants contained in each agreement referenced in this Schedule 14D-9 were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the other party(ies) to such agreement, and may be subject to limitations agreed upon by the parties to such agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on the representations and warranties as characterizations of the actual state of affairs of Verenium and should consider the information in the Merger Agreement and Tender and Support Agreements in conjunction with the entirety of the factual disclosure about Verenium in Verenium’s public reports filed with the SEC. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.”

Item 4.  The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the twenty-fourth paragraph under the heading “Background of Offer and Merger” on page 15 and replacing it with the following paragraph:

“On May 16, 2013, the Board of Directors met, with representatives of Verenium’s management, legal advisor and financial advisor participating in the meeting. The management team reviewed its five year financial projections for Verenium assuming it remained independent, completed the proposed collaboration with BASF and achieved other key assumptions reviewed with the Board. The Board was made aware of UBS’s prior representation of BASF. Representatives of UBS preliminarily reviewed certain financial information and outlined a potential process for engaging in discussions with BASF while soliciting possible interest from other potential strategic buyers in order to maintain a competitive process, taking into consideration the strategic parties involved in Verenium’s prior sale process and the strategic parties that might have interest in, and an ability to acquire, Verenium. Representatives of UBS also discussed the efficacy of contacting any potential financial sponsors, given the Company’s profile. Specifically, representatives of UBS discussed with the Board that it was unlikely that a financial sponsor bid would be competitive with a strategic bidder such as BASF because of the required expected equity returns of financial sponsors and the likely difficulty a financial sponsor may have in obtaining low cost debt financing for the acquisition because of Verenium’s small size and lack of positive EBITDA.  The financial advisors were then excused from the meeting and a representative of Cooley reviewed fiduciary duty considerations in connection with evaluating a potential sale of Verenium for cash. The Board discussed Verenium’s potential strategic alternatives, including remaining independent and proceeding with new product collaborations, and authorized engaging in discussions with BASF and soliciting potential proposals from a selected list of additional strategic parties and agreed that no financial sponsors should be contacted.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the eighth paragraph under the heading “Opinion of Verenium’s Financial Advisor” on page 29 and replacing it with the following paragraph:

“With respect to selected companies analyses and selected transactions analyses generally, no company or transaction used as a comparison is identical to the specific company or transaction at issue. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned. In addition, the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS have reviewed because of Verenium’s lack of recent historical EBITDA and lack of projected EBITDA for future periods for which research analyst projections were available for companies believed to be generally relevant to Verenium. Accordingly, UBS relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of its opinion.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Miscellaneous” on page 33 of the Schedule 14D-9 and replacing it with the following paragraph:

“In the past, UBS and its affiliates have provided investment banking services to Verenium and BASF unrelated to the Transactions, for which UBS and its affiliates received fees, including having acted as financial advisor to the Verenium in connection with the sale of its oilseed processing business in 2012 and the potential restructuring of certain securities of Verenium in 2011 and 2012.   UBS and its affiliates have received aggregate investment banking fees from Verenium during the two year period prior to the issuance of its opinion of approximately $3.1 million.  In addition, UBS acted as financial advisor to BASF in connection with its acquisition of Becker Underwood in 2012, and an affiliate of UBS is a lender under two revolving credit facilities of BASF SE, the ultimate parent company of BASF.  UBS and its affiliates have received aggregate investment banking fees from BASF and BASF SE during the two year period prior to the issuance of its opinion of approximately $2.5 million, based on current Euro/US$ exchange rates. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Verenium and BASF and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS. Verenium selected UBS as its financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with Verenium and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.”

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fifth paragraph under the heading “Notice of Appraisal Rights” on page 36 and replacing it with the following paragraph:

“If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•      prior to the consummation of the Offer, which is the first date on which Parent deposits funds with the paying agent for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Verenium at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;

•      not tender their Shares in the Offer; and

•      continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Failure to deliver the written demand for appraisal may result in termination or waiver of appraisal rights under Section 262 of the DGCL.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION
	By:	/s/ JAMES E. LEVINE

		Name:	James E. Levine
		Title:	President and Chief Executive Officer
Dated: October 15, 2013